SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-49792

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jacksonville Savings Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jacksonville Bancorp, Inc.
1211 West Morton Road
Jacksonville, IL 62650

Jacksonville Savings Bank 401(k)
Profit Sharing Plan

EIN 37-1323900 PN 003

Accountants’ Report and Financial Statements
December 31, 2009 and 2008

BKD LLP
CPAs & Advisors

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Trustees
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois

We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 9, 2010

Federal Employer Identification Number:  44-0160260

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments, at Fair Value	$6,305,169	$4,950,430

Receivables
Employer's contribution	—	552

Total assets	6,305,169	4,950,982

Liabilities

Accounts payable	—	4

Net Assets Available for Benefits	$6,305,169	$4,950,978

See Notes to Financial Statements

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income
Net appreciation (depreciation) in fair value of investments	$709,326	$(1,667,175)
Interest and dividends	156,338	194,399

Net investment income (loss)	865,664	(1,472,776)

Contributions
Employer	143,258	140,640
Participants	387,951	376,059
Rollovers	5,776	35,592

	536,985	552,291

Total additions	1,402,649	(920,485)

Deductions
Benefits paid to participants	48,458	143,488

Net Increase (Decrease)	1,354,191	(1,063,973)

Net Assets Available for Benefits, Beginning of Year	4,950,978	6,014,951

Net Assets Available for Benefits, End of Year	$6,305,169	$4,950,978

See Notes to Financial Statements

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 1:	Description of the Plan

The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Bank) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan.  Employee rollover contributions are also permitted.  The Bank makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Bank determines the percentage each year.  The Bank elected to match 2009 and 2008 contributions up to 3.5% of the eligible compensation of each participant.  The Bank may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  The Bank did not make a profit sharing contribution in 2009 or 2008.

Participant Investment Account Options

Investment account options available include various mutual funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Bank’s matching contributions plus earnings thereon.  Vesting in the Bank’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of service.  A person is fully vested after 6 years of continuous service.  Forfeitures are used to reduce the administrative expenses of the Plan.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his account.

Forfeited Accounts

At December 31, 2009 and 2008, the Plan had no forfeited nonvested accounts.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing bid price reported on the active market on which the individual securities are traded.  Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposit are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

Plan Tax Status

The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2006.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net
	Appreciation	Fair
	in Fair Value	Value at
	During Year	End of Year

Mutual funds	$697,204	$3,380,949
Common stock	12,122	908,742
Money market fund	—	3,097
Certificates of deposit	—	2,012,381

	$709,326	$6,305,169

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2008
	Net
	Depreciation	Fair
	in Fair Value	Value at
	During Year	End of Year

Mutual funds	$(1,337,741)	$2,349,012
Common stock	(329,434)	861,204
Money market fund	—	1,021
Certificates of deposit	—	1,739,193

	$(1,667,175)	$4,950,430

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits in either year were as follows:

	2009	2008

American Funds Investment Company of America	$493,397	$377,030
American Funds Growth Fund of America	417,184	296,762
American Funds Income Fund of America	326,141	223,392
American Fund Fundamental Investors	381,530	287,172
American Funds American Balanced	456,620	336,137
American Funds Capital World Growth and Income	394,420	295,292
Jacksonville Bancorp, Inc. common stock	908,742	861,204

Interest and dividends realized on the Plan’s investments for the year ended 2009 and 2008 were $156,338 and $194,399.

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

The Plan’s investments are held in a trust account administered by Jacksonville Savings Bank.  Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Bank.  At December 31, 2009 and 2008, participants held 100,971 and 96,765 shares, respectively.

The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $2,012,381 and $1,739,193 at December 31, 2009 and 2008, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 5:	Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and a money market.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.  Level 3 securities include certificates of deposit.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$908,742	$908,742	$—	$—
Mutual funds:
Growth funds	991,570	991,570	—	—
Growth and income funds	1,341,361	1,341,361	—	—
Equity funds	326,141	326,141	—	—
Bond funds	13,246	13,246	—	—
Balanced funds	708,631	708,631	—	—
Money market fund	3,097	3,097	—	—
Certificates of deposit	2,012,381	—	—	2,012,381

	$6,305,169	$4,292,788	$—	$2,012,381

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

		2008 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock	$861,204	$861,204	$—	$—
Mutual funds:
Growth funds	684,127	684,127	—	—
Growth and income funds	1,019,555	1,019,555	—	—
Equity funds	223,392	223,392	—	—
Bond funds	6,369	6,369	—	—
Balanced funds	415,569	415,569	—	—
Money market fund	1,021	1,021	—	—
Certificates of deposit	1,739,193	—	—	1,739,193

	$4,950,430	$3,211,237	$—	$1,739,193

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:
Certificates of Deposit

Balance, January 1, 2008	$1,538,621

Total interest income included in net increase in net assets available for benefits	62,968
Purchases, issuances, and settlements	137,604

Balance, December 31, 2008	1,739,193

Total interest income included in net increase in net assets available for benefits	58,897
Purchases, issuances, and settlements	214,291

Balance, December 31, 2009	$2,012,381

Note 6:	Current Economic Conditions

The current protracted economic decline presents employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
Notes to Financial Statements
December 31, 2009 and 2008

Note 7:	Subsequent Event

Effective January 1, 2010, the Plan adopted a new nonstandardized adoption agreement in connection with a prototype retirement plan.  The purpose of the new agreement was to define compensation in regards to new IRS requirements.

Supplemental Schedule

Jacksonville Savings Bank 401(k)
Profit Sharing Plan
EIN 37-1323900 PN 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of Issuer	Description of Investment	Current Value

Common Stock
Jacksonville Bancorp, Inc.*	100,971 shares	$908,742

Mutual Funds
American Funds Investment Company of America *	19,013 shares	493,397
American Funds Growth Fund of America *	15,265 shares	417,184
American Funds Amcap Fund *	16,836 shares	279,470
American Funds Fundamental Investors *	11,657 shares	381,530
American Funds Income Fund of America *	21,055 shares	326,141
American Funds Capital World Growth & Income *	11,573 shares	394,420
American Funds Washington Mutual Fund *	2,923 shares	72,014
American Funds New Perspective Fund *	10,539 shares	270,220
American Funds Bond Fund of America *	1,123 shares	13,246
American Funds Smallcap World Fund *	783 shares	24,696
American Funds American Balanced Fund *	28,169 shares	456,620
American Funds 2010 Target Date *	4,939 shares	42,628
American Funds 2015 Target Date *	6,373 shares	55,063
American Funds 2025 Target Date *	5,491 shares	46,017
American Funds 2030 Target Date *	3,538 shares	30,042
American Funds 2040 Target Date *	7,235 shares	61,645
American Funds 2045 Target Date *	333 shares	2,853
American Funds 2050 Target Date *	1,633 shares	13,763

		3,380,949

Certificates of Deposit
Jacksonville Savings Bank*	1.34% - 3.20%	2,012,381

Money Market
Prime Fund Daily Money	3,097 Units	3,097

		$6,305,169

* Represents a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACKSONVILLE SAVINGS BANK 401(k) PROFIT SHARING PLAN By: Authorized Officer of Jacksonville Savings Bank Trust Department

Date: June 9, 2010	By: /s/ John D. Eilering
Name: John D. Eilering
Title: Vice President, Jacksonville Savings Bank